Exhibit 99.1

New Oriental Announces Results of Independent Investigation

BEIJING, September 30, 2012 — New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced that the Special Committee of the Board of Directors of the Company (the “Special Committee”) has completed its review of certain allegations raised in a report issued by Muddy Waters on July 18, 2012 and has found no significant evidence to support these allegations. As previously announced, the Special Committee was formed on July 20, 2012, and is comprised of the three independent Directors of the Company, Mr. Denny Lee, Mr. Robin Yanhong Li, and Dr. John Zhuang Yang. The Special Committee retained Simpson Thacher & Bartlett LLP (“Simpson Thacher”) to assist it in conducting an independent review of certain allegations contained in the Muddy Waters report; Simpson Thacher, in turn, has been assisted in its efforts by Ernst & Young (China) Advisory Limited and Commerce & Finance Law Offices.

Together with Simpson Thacher, the Special Committee focused its investigation on the three core allegations articulated in the Muddy Waters report, summarized as follows: (1) the allegation that some or all of the Company’s schools are actually franchises-in-disguise and thus inaccurately inflate the Company’s count of its own schools and its revenue said to be derived therefrom; (2) the allegation that the Company’s financial statements do not accurately reflect enterprise income tax paid by the Beijing Haidian school; and (3) the allegation that the Company’s consolidation of the financial results of the variable interest entity and its subsidiaries (collectively, the “VIE”) into its own financials is improper because the Company does not have sufficient control over the VIE necessary for consolidation under U.S. GAAP. The scope of the Special Committee’s investigation did not extend to examination of various general and un-particularized allegations for which the Muddy Waters report provided no specific detail.

The Special Committee’s work on the “franchise” issue uncovered no significant evidence that supports the Muddy Waters allegation mentioned above. The evidence collected indicates that the Company does have ownership interests in its 55 schools and associated learning centers. The activity related to the 21 third parties with whom New Oriental has entered into brand “cooperation agreements” is entirely separate, is immaterial, and in any event is properly accounted for in the Company’s financial statements.

The Special Committee’s work on the tax issue uncovered no significant evidence that supports the Muddy Waters allegation mentioned above.

The Special Committee understands that the SEC’s Division of Corporation Finance is engaged in a review of the Company’s consolidation of the financial results of the VIE into the Company’s consolidated financial statements. Accordingly, the Special Committee’s work on that issue is likewise continuing.

The Company will continue to fully cooperate with the SEC on the issue concerning consolidation of the VIE. The Company will file a Form 12b-25 with the SEC to request an automatic extension for the filing of the Company’s annual report on Form 20-F covering its fiscal year ended May 31, 2012, as permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confidence” and similar statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in New Oriental’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5568

Email: zhaosisi@xdf.cn

Mr. Nick Beswick

Beijing Brunswick Consultancy Ltd.

Tel: +86-10-5960 8600

Email: edu@brunswickgroup.com

In the U.S.:

Ms. Carly Westerman

Brunswick Group LLC

Tel: +1-212 333 3810

Email: edu@brunswickgroup.com

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